Exhibit VII

THE MEMBER COUNTRIES

The following information has been extracted from publicly available sources. While we believe that the information is reliable, we have not independently verified it. We undertake no obligation to update any of these figures or amend them if the public sources are subsequently revised.

As used herein, the terms “EUR” and “euro” refer to the currency introduced on January 1, 1999, and adopted by the economic and monetary union of the European Union (“EMU”) as the unit of account of the institutions of the European Communities as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states. On December 31, 2017, the EUR/USD exchange rate as published by the European Central Bank was 1.1993 U.S. dollars per one euro. No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rate or at any other rates on such date.

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for NIB’s member countries for the years indicated:

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Population
2017	5,748,769	1,315,635	5,503,297	338,349	1,950,116	2,847,904	5,258,317	9,995,153
2016	5,707,251	1,315,944	5,487,308	332,529	1,968,957	2,888,558	5,210,721	9,851,017
2015	5,659,715	1,314,870(8)	5,471,753	329,100	1,986,096	2,921,262	5,166,493	9,747,355
Nominal GDP (EUR millions)
2017	288,373.5	23,002.3	223,522.0	21,192.7	26,856.6	41,857.0	351,589.9	477,857.5
2016	277,489.1	21,098.3	215,773.0	18,361.9	24,925.6	38,668.3	335,503.8	465,186.2
2015	271,777.7	20,347.7	209,604.0	15,276.8	24,320.3	37,426.6	348,408.4	449,014.8

Nominal GDP (EUR per capita)
2017	50,000	17,500	40,600	n/a	13,900	14,800	66,600	47,400
2016	48,400	16,000	39,300	54,700	12,700	13,500	64,100	46,800
2015	47,800	15,500	38,200	46,200	12,300	12,900	67,100	45,800
Real GDP (1) (EUR per capita)
2017	46,500	14,300	35,500	n/a	11,700	12,700	68,900	43,100
2016	45,800	13,700	34,700	37,000	11,000	12,000	68,200	42,600
2015	45,300	13,400	34,100	34,900	10,700	11,600	68,000	41,900
Harmonized Consumer Price Index – Inflation Rate (2) (in %)
2017	1.1	3.7	0.8	-1.7	2.9	3.7	1.9	1.9
2016	0.0	0.8	0.4	0.8	0.1	0.7	3.9	1.1
2015	0.2	0.1	-0.2	0.3	0.2	-0.7	2.0	0.7
Industrial Product Price Index (3) (in %)
2017	2.5	3.6	3.6	0.9	2.5	4.9	9.2	4.8
2016	-1.4	-0.7	-2.3	0.4	-2.4	-4.3	-8.0	-1.0
2015	-3.7	-2.1	-1.9	5.4	-0.9	-9.7	-8.1	0.0
Unemployment (in %)
2017	5.7	5.8	8.6	2.7	8.7	7.1	4.2	6.7
2016	6.2(8)	6.8	8.8	3.0	9.6	7.9	4.7	7.0
2015	6.2	6.2	9.4	4.0	9.9	9.1	4.3	7.4

Balance of Payments (4) (5) (EUR millions)
2017	5,451.9	274.2	1,358.0	22.4	113.0	646.8	3,647.2	3,419.7
2016	6,626.7	79.9	22.0	353.7	39.0	110.7	6,562.9	6,199.5
2015	5,613.8	108.2	-118.0	103.9	100.0	163.1	5,205.8	5,479.2
Public Finance (6) (EUR millions)
2017	2,885.0	-66.1	-1,279.0	n/a	-131.1	221.2	n/a	6,070.3
2016	-1,134.3	-61.2	-3,867.0	n/a	15.6	103.0	n/a	5,516.3
2015	-3,997.9	14.2	-5,782.0	n/a	-330.8	-91.6	n/a	822.5
Public Debt (7) (in %)
2017	36.4	9.0	61.4	n/a	40.1	39.7	n/a	40.6
2016	37.9	9.4	63.0	n/a	40.5	40.1	n/a	42.1
2015	39.9	10.0	63.5	n/a	36.8	42.6	n/a	44.2

Source: Eurostat.

n/a	Not available.

(1)	Amounts shown are chain-linked through successive application of the GDP growth rates to the previous year’s prices, with the price figures of 2010 as the reference year.

(2)	Percentage change as compared to previous year.

(3)	Percentage change as compared to previous year. Excludes construction, sewerage, waste management and remediation activities.

(4)	Current account.

(5)	Amounts shown are for Q4.

(6)	Deficit or surplus.

(7)	Public debt as a percentage of GDP.

(8)	Break in time series.